METASTAT, INC.
4 Autumnwood Court
The Woodlands, Texas 77380
(281) 363-0003

VIA FEDEX AND EDGAR

August 13, 2012

Kevin L. Vaughn Accounting Branch Chief’ Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	MetaStat, Inc.. Form 10-K for year ended February 29, 2012 Filed June 13, 2012 File No. 000-52735

Dear Mr. Vaughn:

On behalf of MetaStat, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comment issued in a letter dated August 3, 2012 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K  for the year ended February 29, 2012 (the “Form 10-K”). Contemporaneously with this submission, we have filed an amended Form 10-K for the Company (the “Amended Form 10-K”) reflecting, among other things, the response of the Company below.

To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form 10-K, we have responded to the comment set forth in the Staff’s Letter. We have also updated the disclosure to Item 1, “Business,” in the Amended Form 10-K to conform to the enhanced disclosures contained in the Company’s Form 8-K, as amended, initially filed on March 21, 2012 (the “Form 8-K”), in response to comments received from the Staff in connection the Staff’s review of the Form 8-K.

The Company’s responses to the Staff’s comment set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Form 10-K for year ended February 29, 2012

Report of Independent Registered Accounting Firm, page F-2

1.
We note that your independent registered public accounting firm conducted their audit in accordance with “auditing standards generally accepted in the United States of America.” This language does not comply with the requirements of Rule 2-02(b) of Regulation S-X or PCAOB Auditing Standard No. 1, which require that reports issued by auditors refer to “the standards of the Public Company Accounting Oversight Board (United States).” Please amend the Form 10-K to include a revised audit report that complies with this requirement.

COMPANY RESPONSE:  We have included in the Amended Form 10-K a revised audit report that complies with the requirements of Rule 2-02(b) of Regulation S-X or PCAOB Auditing Standard No.1.

***

We hereby acknowledge that:

       • the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

       • Staff comments or changes to disclosure in response to Staffcomments do not foreclose the Commission from taking any action withrespect to the filing; and

       • the Company may not assert Staff comments as a defense in anyproceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your time and attention in connection with this filing.  Should you have any questions concerning any of the foregoing, please contact David Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,

/s/ Warren C. Lau
Warren C. Lau, Chief Executive Officer